SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 1)*

Boise Inc.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

09746Y1139
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]Rule 13d-1(b)
[x]Rule 13d-1(c)
[ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sage Master Investments Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

988,345

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

988,345

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

988,345

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sage Opportunity Fund (QP), L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

988,345

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

988,345

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

988,345

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sage Asset Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

988,345

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

988,345

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

988,345

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sage Asset Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

988,345

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

988,345

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

988,345

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barry G. Haimes

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

116,600

6.	SHARED VOTING POWER

988,345

7.	SOLE DISPOSITIVE POWER

116,600

8.	SHARED DISPOSITIVE POWER

988,345

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,104,945

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Katherine R. Hensel

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,599,521

6.	SHARED VOTING POWER

988,345

7.	SOLE DISPOSITIVE POWER

1,599,521

8.	SHARED DISPOSITIVE POWER

988,345

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,587,866

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.0%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment is filed with respect to the shares of the common stock, having $.0001 par value (the “Common Stock”), of Boise Inc. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of February 14, 2011 and amends and supplements the Schedule 13G filed on March 5, 2010 (collectively, the “Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

Item 4.Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:

Collectively, the Reporting Persons beneficially own 2,704,466 shares of Common Stock.

Sage Master individually beneficially owns 988,345 shares of Common Stock, consisting of: (i) 334,645 shares of Common Stock, and (ii) warrants exercisable for 653,700 shares of Common Stock.

QP Fund, solely in its capacity as the controlling shareholder of Sage Master, beneficially owns the 988,345 shares of Common Stock individually beneficially owned by Sage Master.

SAM, solely in its capacity as investment manager of Sage Master, beneficially owns the 988,345 shares of Common Stock individually beneficially owned by Sage Master.

Sage Inc., solely in its capacity as the general partner of SAM, beneficially owns the 988,345 shares of Common Stock individually beneficially owned by Sage Master.

Mr. Haimes beneficially owns the 988,345 shares of Common Stock individually owned by Sage Master, solely in his capacity as a controlling person of Sage Inc., and an additional 116,600 shares of Common Stock that he individually beneficially owns personally (consisting of 62,800 shares of Common Stock and warrants exercisable for 53,800 shares of Common Stock).

Ms. Hensel beneficially owns the 988,345 shares of Common Stock individually owned by Sage Master, solely in her capacity as a controlling person of Sage Inc., and an additional 1,599,521 shares of Common Stock that she individually beneficially owns personally (consisting of 404,121 shares of Common Stock and warrants exercisable for 1,195,400 shares of Common Stock).

Additionally, an employee of SAM owns 255,600 shares of Common Stock (consisting of 51,600 shares of Common Stock and warrants exercisable for 204,000 shares of Common Stock).  The Reporting Persons disclaim beneficial ownership of the shares of Common Stock held by such employee and disclaim membership with such employees in any group described in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(b)      Percent of class:

The Reporting Persons’ collective beneficial ownership of 2,704,466 shares of Common Stock constitutes 3.1% of all of the outstanding shares of Common Stock.

The 988,345 shares of Common Stock beneficially owned by Sage Master, the QP Fund, SAM and Sage Inc., constitutes 1.2% of all of the outstanding shares of Common Stock.

The 1,104,945 shares of Common Stock beneficially owned by Mr. Haimes constitute 1.3% of all of the outstanding shares of Common Stock.

The 2,587,866 shares of Common Stock beneficially owned by Ms. Hensel constitute 3.0% of all of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote

Mr. Haimes has the sole power to vote or direct the vote of 116,600 shares of Common Stock individually beneficially owned by him.

Ms. Hensel has the sole power to vote or direct the vote of 1,599,521 shares of Common Stock individually beneficially owned by her.

(ii)  Shared power to vote or to direct the vote

Sage Master has shared power with QP Fund, SAM, Sage Inc., Mr. Haimes and Ms. Hensel to vote or direct the vote of 988,345 shares of Common Stock individually beneficially owned by Sage Master.

(iii)  Sole power to dispose or to direct the disposition of

Mr. Haimes has the sole power to dispose or direct the disposition of 116,600 shares of Common Stock individually beneficially owned by him.

Ms. Hensel has the sole power to dispose or direct the disposition of 1,599,521 shares of Common Stock individually beneficially owned by her.

(iv)  Shared power to dispose or to direct the disposition of

Sage Master has shared power with QP Fund, SAM, Sage Inc., Mr. Haimes and Ms. Hensel to dispose or direct the disposition of 988,345 shares of Common Stock individually beneficially owned by Sage Master.

Item 5.Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Of the 2,704,466 shares of Common Stock beneficially owned by the Reporting Persons, 988,345 are individually beneficially owned directly by Sage Master.  QP Fund is the controlling shareholder of Sage Master.

Item 10.Certifications.

By signing below each of the undersigned certifies that, to the best of its, his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2011

SAGE MASTER INVESTMENTS LTD.

By:  /s/ Katherine R. Hensel
                             Katherine R. Hensel
                              Director

SAGE OPPORTUNITY FUND (QP), L.P.
By: Sage Asset Management, L.P., as General Partner
By: Sage Asset Inc., as General Partner

By:  /s/ Barry G. Haimes
                             Barry G. Haimes
                             President

SAGE ASSET MANAGEMENT, L.P.
By: Sage Asset Inc., as General Partner

By:  /s/ Barry G. Haimes
                             Barry G. Haimes
                             President

SAGE ASSET INC.

By:  /s/ Barry G. Haimes
                             Barry G. Haimes
                             President

/s/ Barry G. Haimes
                     Barry G. Haimes

/s/ Katherine R. Hensel
                     Katherine R. Hensel